[redacted]

08027762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Manchester Road, Suite 204
(No. and Street)

Manchester (City) Missouri (State) 63011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Nemec (636) 527-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 204 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles S. Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X Charles S. Nemec
Signature

X Pres.
Title

[signature]
Notary Public

ROSS CHICKERING
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
JEFFERSON COUNTY
MY COMMISSION EXPIRES MAY 4, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

TABLE OF CONTENTS

WALL STREET CAPITAL CORPORATION

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation (a Missouri corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2007 and 2006, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, (Schedules 1 through 3), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co. P.C.

St. Louis, Missouri
February 20, 2008

EXHIBIT A

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
ASSETS		
Cash	$ 7,631	$ 7,149
Commissions receivable	9,339	550
Furniture and equipment at cost; $8,090 in 2007 and $8,090 in 2006 Less: Accumulated depreciation of $7,426 and $7,398 respectfully (Note 1)	664	692
TOTAL ASSETS	**$ 17,634**	**$ 8,391**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expense	535	-
Income tax payable (Note 3)	-	-
Total Liabilities	**535**	**-**
Stockholder's Equity:		
Common stock, par value $1.00, authorized 255,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	2,468	2,468
Retained earnings	13,631	4,923
Total Stockholder's Equity	**17,099**	**8,391**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 17,634**	**$ 8,391**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
REVENUES:		
Commissions	$ 21,135	$ 6,081
Interest Income	16	18
TOTAL REVENUES	21,151	6,099
EXPENSES: (Note 2)		
Accounting	615	120
Depreciation	28	16
Office expense	212	241
Professional fee	3,585	-
Regulatory fees	715	393
Taxes and Licenses	20	-
TOTAL EXPENSES	5,175	770
Income from operations	15,976	5,329
Special distribution	35,000	-
Income before income taxes	50,976	5,329
Income tax (Note 3)	-	-
NET INCOME	**$ 50,976**	**$ 5,329**

The accompanying Notes to Financial Statements are an integral part of this statement

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 1,000	$ 2,468	$ 4,477	$ 7,945
Distribution	-	-	(4,883)	(4,883)
Net Income	-	-	5,329	5,329
Balance, December 31, 2006	**$ 1,000**	**$ 2,468**	**$ 4,923**	**$ 8,391**
Distribution	-	-	(42,268)	(42,268)
Net Income	-	-	50,976	50,976
Balance, December 31, 2007	**$ 1,000**	**$ 2,468**	**$ 13,631**	**$ 17,099**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
OPERATIONAL CASH FLOWS:		
Net Income	$ 50,976	$ 5,329
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	28	16
Changes in working capital asset and liability items:		
(Increase) in accounts receivable	(8,789)	(550)
Increase in accounts payable	535	-
NET CASH FROM (USED) BY OPERATING ACTIVITIES	**42,750**	**4,795**
CASH FLOWS FROM (USED) BY FINANCING ACTIVITIES	-	-
CASH FLOWS FROM (USED) BY INVESTING ACTIVITIES:		
Distribution	(42,268)	(4,883)
NET INCREASE (DECREASE) IN CASH	**482**	**(88)**
CASH BALANCE BEGINNING OF YEAR	**7,149**	**7,237**
CASH BALANCE END OF YEAR	**$ 7,631**	**$ 7,149**

The accompanying Notes to Financial Statements are an integral part of this statement

WALL STREET CAPITAL CORPORATION

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wall Street Capital Corporation (the Company) was organized, on May 27, 1983, the date, the Certificate of Incorporation was issued by the Secretary of the State of Missouri. The Company commenced operations as a securities broker/dealer in July 1983 upon notification of approval from regulatory authorities.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting purposes.

Business Change

The Company's business model was changed in 2005 to include income and expenses related to the sale of limited investment company shares (mutual funds). Occasional transaction type commission will be received.

Property and Equipment

All property and equipment are recorded at cost and depreciated over the recovery period allowed. The method is used for both financial reporting and tax purposes. Upon sale or retirement, the cost and the related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

Revenue Recognition

The Company records revenue from the sale of limited investment company shares (mutual funds) in the month earned. Trailers are recorded when received.

The Company received a one time distribution in the amount of $35,000. All security broker/dealers were paid a like fixed amount by the regulatory agency upon it's merger into FINRA.

WALL STREET CAPITAL CORPORATION

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Agreements

The Company (introducing broker) clears all of its customer transactions through Smith Moore. Co. on a fully disclosed basis. The Company's commission account with Smith Moore, Co. may not be distributed to the Company in full which results in a receivable balance. The clearing broker deducts a fixed clearing fee, for its services.

Comparative Data

Comparative data for the year ended December 31, 2006 has been restated to conform to current year presentation.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used

2. EXPENSES

The Company has down sized its operations. The administration expenses have been significantly reduced or eliminated. The Company shares office space with an entity that is owned by its sole shareholder/officer.

3. INCOME TAX

The Company elected to be treated as an S Corporation for income tax reporting purposes effective July 1, 2000. Subsequent to this date the Company is exempt from income taxes.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company has adjusted net capital of $16,066 and $7,699, which was $11,066 and $2,699 in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at December 31, 2007 and 2006 was 0.033 to 1.00 and 0.0 to 1.00.

SUPPLEMENTARY INFORMATION

WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

CAPITAL:	
Capital stock and paid in excess	$ 3,468
Retained earnings	13,631
Total stockholder's equity qualified for net capital	17,099
Deductions From Capital:	
Other recievables	369
Leasehold improvements - net	664
ADJUSTED NET CAPITAL	**16,066**
AGGREGATE INDEBTEDNESS	**535**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	**0.033%**
Minimum dollar net capital	5,000
Adjusted net capital	16,066
Excess of Net Capital Over Requirement	**11,066**
Six and two-thirds percent (6 2/3%) of aggregate indebtedness	37
Adjusted net capital	16,066
Excess of Net Capital at 1500%	**$ 16,029**

Schedule 2

WALL STREET CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Net capital at December 31, 2007	$	16,066
Net capital shown on most recent unaudited part IIA filing		16,601
Difference (decrease)	**$**	**(535)**

The difference between net capital at December 31, and net capital as shown on the most recent Focus Part IIA filing results from:

Audit adjustments:		
Increase accounts payable	$	(535)
Increase depreciation expense		(12)
Decrease non-allowed asset		12
Total difference (decrease) net capital	**$**	**(535)**

WALL STREET CAPITAL CORPORATION

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2007

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Smith Moore. Co. on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUL 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Wall Street Capital Corporation

In planning and performing our audit of the financial statements of Wall Street Capital Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:**

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A **control deficiency** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A **significant deficiency** is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A **material weakness** is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specific parties.

Gruettemeyer Co., PC

St. Louis, Missouri
February 20, 2008

END